UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  1 )*

ASURE SOFTWARE, INC.

(Name of Issuer)

Common Stock

Par Value $0.01

(Title of Class of Securities)

04649U102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 04649U102

1	NAMES OF REPORTING PERSONS
CALM WATERS PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
WISCONSIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 918,385
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 918,385
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 918,385
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No.: 04649U102

1	NAMES OF REPORTING PERSONS
RICHARD S. STRONG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 148,748
	6	SHARED VOTING POWER 918,385
	7	SOLE DISPOSITIVE POWER 148,748
	8	SHARED DISPOSITIVE POWER 918,385
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,067,133
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	5.3%
12	TYPE OF REPORTING PERSON IN

Item 1.

(a)	Name of Issuer: Asure Software, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 3700 N. Capital of Texas Hwy #350 Austin, Texas 78746

Item 2.

(a)	Name of Persons Filing: Calm Waters Partnership Richard S. Strong

(b)	Address of Principal Business Office: All reporting persons may be contacted at: c/o Godfrey & Kahn, S.C. 833 East Michigan Street, Suite 1800 Milwaukee, WI 53202

(c)	Citizenship: Calm Waters Partnership is a Wisconsin general partnership. Richard S. Strong is a United States citizen.

(d)	Title of Class of Securities: Common Stock, Par Value $0.01 per Share

(e)	CUSIP Number: 04649U102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 of the cover pages.

(b)	Percent of Class:

See responses to Item 11 of the cover pages.

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5-9 on the Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 2022

CALM WATERS PARTNERSHIP

By: /s/ Richard S. Strong	By: /s/ Richard S. Strong
Richard S. Strong	Richard S. Strong
Managing Partner

EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of the Reporting Persons’ Schedule 13G filed with the SEC on May 14, 2021)